UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Sears Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

812350106
(CUSIP Number)

February 19, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 812350106

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,183,152
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,183,152
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,183,1521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

 1 Includes 7,000,000 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 812350106

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,183,152
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,183,152
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,183,1521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON OO

 1 Includes 7,000,000 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 812350106

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,183,152
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,183,152
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,183,1521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON IN

1 Includes 7,000,000 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 812350106

Item 1(a).	Name of Issuer:

Sears Holdings Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3333 Beverly Road, Hoffman Estates, Illinois 60179.

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), and Vadim Perelman (“Mr. Perelman”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Baker Street Capital Management is the general partner of BSC LP.  Mr. Perelman is the managing member of Baker Street Capital Management.  By virtue of these relationships, each of Baker Street Capital Management and Mr. Perelman may be deemed to beneficially own the Shares (as defined below) owned directly by BSC LP, including the Shares underlying certain options exercisable within 60 days.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 12400 Wilshire Blvd., Suite 940, Los Angeles, California 90025.

Item 2(c).	Citizenship:

BSC LP is organized under the laws of the State of Delaware.  Baker Street Capital Management is organized under the laws of the State of California.  Mr. Perelman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

812350106

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP NO. 812350106

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on February 25, 2013.

BSC LP

(a)	Amount beneficially owned:

7,183,152 Shares*

(b)	Percent of class:

6.7% (based upon 106,425,638 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2012).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

7,183,152 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

7,183,152 Shares*

CUSIP NO. 812350106

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Includes 7,000,000 Shares underlying certain options exercisable within 60 days.

Baker Street Capital Management

(a)	Amount beneficially owned:

7,183,152 Shares*

(b)	Percent of class:

6.7% (based upon 106,425,638 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2012).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

7,183,152 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

7,183,152 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Consists of the Shares owned directly by BSC LP, including the 7,000,000 Shares underlying certain options exercisable within 60 days.

Mr. Perelman

(a)	Amount beneficially owned:

7,183,152 Shares*

(b)	Percent of class:

6.7% (based upon 106,425,638 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2012).

CUSIP NO. 812350106

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

7,183,152 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

7,183,152 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*	Consists of the Shares owned directly by BSC LP, including the 7,000,000 Shares underlying certain options exercisable within 60 days.

As the general partner of BSC LP, Baker Street Capital Management may be deemed to be the beneficial owner of the Shares owned directly by BSC LP, including the 7,000,000 Shares underlying certain options exercisable within 60 days.  As the managing member of Baker Street Capital Management, Mr. Perelman may be deemed to be the beneficial owner of the Shares owned directly by BSC LP, including the 7,000,000 Shares underlying certain options exercisable within 60 days.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

CUSIP NO. 812350106

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 812350106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2013	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital Management, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN